Contact

www.linkedin.com/in/garrick-nate-232251127 (LinkedIn)

Top Skills

Customer Service
Management
Microsoft Excel

Languages

English (Native or Bilingual)

Garrick Nate

Director - LillyDirect Dispense Operations
Indianapolis, Indiana, United States

Experience

Eli Lilly and Company

7 years 2 months

Director, LillyDirect Dispense Operations
November 2024 - Present (1 year 10 months)

Associate Director, Lilly Patient Services Launch Execution
December 2022 - November 2024 (2 years)

Sr Associate - Reimbursement and Analytics
June 2022 - December 2022 (7 months)

·Executed across data, operational, and communication workstreams to ensure the success of a vendor migration
·Pinpointed patient impact, coordinated operational plans, and reported results to leadership for product formulary upgrades
·Influenced key stakeholders using customized reports to adjust operational strategies, resulting in a reduced CSP backlog

Associate - Immunology Customer Support Program Management
July 2021 - May 2022 (11 months)

• Operationalized reimbursement solutions to improve patients' access and adherence to their prescribed therapy
• Identified gaps in existing call center workflows and implemented enhancements to increase efficiency in operations
• Managed relationships/communications on daily operations across external vendors and internal stakeholders
• Resolved 250+ escalations from call center, field personnel, specialty pharmacies, etc., ensuring the appropriate execution of business rules and Hub processes

Lilly Patient Services Hub Trainer
July 2019 - July 2021 (2 years 1 month)

●Owned the creation and/or revision of 240 tactics including 34 e-learnings, 12 agent job aids, and 1 call guide

•Collaborated with Quality, Platform Management, Data & Analytics, Hub Program Management, brand, and vendor teams to develop and deliver training across four different functional areas
•Coordinated and facilitated training for 3 customer support program launches, 2 system releases, and 10+ major customer support program initiatives
•Implemented innovative training solutions to meet learners and internal stakeholders' needs
•Cultivated expertise in the learners' processes within the customer relationship management system

Butler University

3 years 3 months

Front Desk Attendant

August 2016 - May 2019 (2 years 10 months)

Fairview House

• Engage in customer service with residents, parents, and other Butler University professional staff to facilitate information flow
• Perform various administrative tasks to support residence life policies and practices, furthering overall operational efficiency

Resident Assistant

March 2016 - May 2019 (3 years 3 months)

Fairview House

• Create a community amongst 24 residents in a residence hall, resulting in improved relations and dialogue amongst residents
• Mediate conflicts amongst residents and communicate with superiors any pertinent issues, prompting a sense of comfort for all residents
• Uphold university and residence life policies, promoting an environment that is safe and inclusive for all community members

Eli Lilly and Company

Market Access Strategy/Analytics Intern

May 2018 - July 2018 (3 months)

Indianapolis, Indiana Area

• Developed educational messages for HCPs and payers from market research, HCP/payer driven insights, and existing brand messaging
• Coordinated messaging with Disease State Awareness Campaign, product Core Claims development, and CYRAMZA Brand Strategy
• Partnered with U.S. HCP and Payer CYRAMZA Marketing teams, Global CYRAMZA Team, Medical Affairs, and Oncology Legal Counsel

IU Health Revenue Cycle Services

Business System Intern

May 2017 - August 2017 (4 months)

-Developed Regulatory Assessment Index to allow for prompt responses to requests for compliance reviews of billing, coding, and auditing processes
-Facilitated the reclamation of unclaimed funds held by the state and federal government belonging to IU Health
-Researched potential violations of CMS guidance, Indiana Code, and IU Health policies to ensure the deployment of best practice approaches across IU Health

Butler University Residential College

Staff Assistant

May 2017 - August 2017 (4 months)

-Managed a staff of 30+ desk attendants to ensure efficient front desk operations and exceptional customer service
-Established and enforced policies for dormitory operations amongst desk staff and residential assistants
-Prepared the necessary materials and facilities for 800+ conference guests

Education

Butler University

Bachelor of Arts (B.A.), International Studies and Economics · (2015 - 2019)